RECEIVED

2008 OCT 15 A 11:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005386

Rule 12g3-2(b) File No. ~~82-5400~~

082-34643

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date October 10, 2008
Contact Martina C. Erni

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

PROCESSED
OCT 16 2008
THOMSON REUTERS

Enclosure

- **Oerlikon Schlafhorst consolidates German production plants**

10/15

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Consistent execution of the restructuring program „Simplify Oerlikon Textile"

Oerlikon Schlafhorst consolidates German production plants

Pfäffikon SZ (Switzerland), October 10, 2008 – The Business Unit Oerlikon Schlafhorst has reorganised its three locations, Mönchengladbach, Übach-Palenberg and Ebersbach, within the scope of the current restructuring program „Simplify Oerlikon Textile". The entire production of the three locations will be concentrated in Übach-Palenberg. Mönchengladbach will focus on marketing functions, Ebersbach will retain its central research and development tasks.

Due to the ongoing weak market situation, the implementation of the restructuring program has been further accelerated. This realignment of the three locations of Oerlikon Schlafhorst in Germany will affect 240 jobs by 2010. This is part of the already announced capacity adjustment of 1000 jobs, of which 600 will be effected by the end of this year. It is therefore certain, that the announced segment goal of reducing the break-even point by CHF 300 million by the beginning of 2010 will be reached. "The consolidation of the production plants and re-focusing the locations will clearly increase the efficiency and flexibility within the business segment", says Dr. Carsten Voigtländer, CEO of the segment Oerlikon Textile. „The package of measures now being executed is an important step in bringing Oerlikon's textile business back into the profit zone, "commented Dr. Uwe Krüger, CEO of the Oerlikon Group.

Background

Despite the successful previous year and in anticipation of the economic slump, Oerlikon Textile had already initiated the global project „Simplify Oerlikon Textile". This restructuring program consists of the following elements:

- Reduction of the product range and implementation of a consistent platform strategy.

- Reduction of fixed costs by 20 per cent compared to 2007.
- Reduction of the number of staff in Europe by about 1000 employees.
- Halving the number of production locations worldwide.
- Development of the Chinese location in Suzhou.
- Targeted investments in R&D plus production modernisation.

With these measures, Oerlikon Textile is positioning itself for the downturn which is expected to continue until the beginning of 2010 and is at the same time creating the prerequisites for entering the next positive market cycle in a strengthened position.

For further information, please contact:

André Wissenberg
Corporate Communications Oerlikon Textile
Phone: +49 2161 28 23 32
Fax: + 49 2161 28 32 36
andre.wissenberg@oerlikon.com
www.oerlikon.com/textile

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 02
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,500 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion in 2007 and it ranks either first or second in the respective global markets.

END